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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: February 28, 2022 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-38290
CUSIP NUMBER 85917W102

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sterling Bancorp, Inc.
Full Name of Registrant

Former Name if Applicable

One Towne Square, Suite 1900
Address of Principal Executive Officer (Street and Number)

Southfield, Michigan 48076
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Sterling Bancorp, Inc. (the “Company”), the bank holding company of Sterling Bank and Trust, FSB, Southfield, Michigan (the “Bank”), is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2020 (the “Form 10-Q Q2”) by the due date of August 10, 2020, or by the extension date of August 17, 2020, and accordingly, the Company is not requesting the five day extension permitted by the rules of the Securities and Exchange Commission (the “SEC”). The Company is unable to file its Form 10-Q Q2 or, as previously announced, its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”) and its Quarterly Report on Form 10-Q for the period ended March 31, 2020 (the “Form 10-Q Q1”) within the prescribed periods because time is needed to complete (i) additional review and procedures, including on the part of the Company’s independent auditors, relating to the circumstances that led to the previously-reported suspension and termination of the Bank’s Advantage Loan Program (the “Advantage Loan Program”) and related matters, and (ii) an ongoing internal review relating to the discontinued Advantage Loan Program, which review is being led by outside legal counsel under the direction of a special committee of independent directors (the “Special Committee”), as announced in the Company’s Form 8-K filed with the SEC on March 6, 2020. The Company intends to file the Form 10-K, Form 10-Q Q1, and Form 10-Q Q2 as soon as practicable upon completion of the additional review and procedures and internal review.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Steve Huber, Chief Financial Officer	(248)	355-2400
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☐ Yes ☒ No

	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and its Quarterly Report on Form 10-Q for the period ended March 31, 2020, have not yet been filed.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of the date of this filing, the Company has not completed the work necessary to determine its full results of operations for the quarter ended June 30, 2020, because, as noted in Part III herein, additional review and procedures as well as the internal review relating to the Advantage Loan Program are ongoing. The Company, however, disseminated a press release dated August 3, 2020 describing certain unaudited financial highlights, including net income of $3.6 million, for the quarter ended June 30, 2020 (which compares with net income of $13.4 million for the quarter ended June 30, 2019). A copy of that press release was filed as an exhibit to the Company’s Form 8-K filed with the SEC on August 3, 2020. As of the date of this filing, the Company has not determined that its results of operations that will be reported in the Form 10-Q Q2 will differ materially from the unaudited financial highlights announced in the August 3, 2020 press release. Although the internal review relating to the Advantage Loan Program has progressed significantly, no assurances can be given that the additional review and procedures and internal review will not lead to information that may require adjustments that would negatively impact the Company’s previously-announced financial highlights or results of operations. Until the additional review and procedures and internal review are complete, the Company will not be able to determine whether and to what extent it may need to adjust its financial highlights or results of operations. The Company intends to file its Form 10-K, Form 10-Q Q1, and Form 10-Q Q2 as soon as practicable upon completion of the additional review and procedures and internal review.

The Company’s statements herein and in documents referenced herein are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements. These statements are subject to certain risks and uncertainties, including the results of the Special Committee’s ongoing review, the effects of the COVID-19 pandemic and the other factors set forth under “Forward-Looking Statements” in the Company’s Current Reports on Form 8-K filed with the SEC on March 6, 2020, and August 3, 2020.

Sterling Bancorp, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 11, 2020	By	/s/ Steve Huber
Steve Huber
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).